UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

RUTHIGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

783330103

(CUSIP Number)

Jim Schutz,

Chief Executive Officer

1129 N. McDowell Blvd.

Petaluma, CA 94954

(720) 283-0550

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 21, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

1	NAME OF REPORTING PERSONS Oculus Innovative Sciences, Inc. (“Oculus”, the “Reporting Person”) EIN 68-0423298
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 2,000,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,000,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.01%
12	TYPE OF REPORTING PERSON* CO

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Item 1(a)	Name of Issuer:

Ruthigen Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

12455 Bennett Valley Road, Suite C116, Santa Rosa, CA 95404

Item 2(a)	Name of Person Filing:

Oculus Innovative Sciences, Inc.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

1129 N Mcdowell Blvd., Petaluma, CA 94954

Item 2(c)	Citizenship:

United States/Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e)	CUSIP Number:

783330103

Item 3.	Type of Person:

Not Applicable.

Item 4.	Ownership

(a) Amount beneficially owned: 2,000,000.

(b) Percent of class:  43.01%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,000,000.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 2,000,000.

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2014	/s/ Jim Schutz, Chief Executive Officer
Jim Schutz, Chief Executive Officer Oculus Innovative Sciences, Inc.

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